SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 3, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .)
Enclosed:
News Release

February 3, 2011
Successful Ivanhoe Mines rights offering yields US$1.18 billion in gross proceeds to advance construction at Oyu Tolgoi Project
Shareholders exercised 99.5% of available rights
TORONTO, CANADA — Ivanhoe Mines announced today that final, closing results of its strategic rights offering have confirmed that the offering generated US$1.18 billion (CDN$1.17 billion) in gross proceeds to be used to advance development of the Oyu Tolgoi copper-gold project in Mongolia.
Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84,867,671 common shares, which represents 99.5% of the maximum number of common shares that were available under the rights offering.
“The virtually universal support of our eligible shareholders and the backing of the international investment community have made this rights offering another landmark event in the history of our company,” said Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines.
“The funds that have been raised significantly enhance Ivanhoe Mines’ capital position and our ability to sustain the pace of full-scale construction at Oyu Tolgoi toward our target of initial production next year.”
Citi was the lead dealer manager for the rights offering. BMO Capital Markets and CIBC were co-dealer managers.
This news release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities; nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, whether or not the above contemplated rights offering will be successfully completed in the future and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the rights offering prospectus or in the Company’s Annual Information Form, which are filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The issuer filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the rights offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or dealer managers participating in the rights offering will arrange to send investors the prospectus upon requests made by calling toll-free 1-877-858-5407.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 3, 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary